SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 3)
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq.	Jason P. Sebring, Esq.
Page Mailliard, Esq.	Wilson Sonsini Goodrich & Rosati
Wilson Sonsini Goodrich & Rosati	Professional Corporation
Professional Corporation	One Market, Spear Tower, Suite 3300
650 Page Mill Road	San Francisco, CA 94105
Palo Alto, CA 94304	(415) 947-2000
(650) 493-9300
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2007, as amended from time to time (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Komag, Incorporated., a Delaware corporation (the “Company”), relating to the tender offer made by State M Corporation, a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and wholly-owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement on Schedule TO filed by Offeror, WDTI and Parent, dated July 11, 2007, as amended from time to time (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock of the Company at a price of $32.25 net per share in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2007, as amended, and in the related Letter of Transmittal (the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment is being filed to reflect the expiration of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. As previously announced, the Offer and the related merger transaction are expected to be completed in the third calendar quarter of 2007.
Item 8.   Additional Information.
     The second paragraph of the section of Item 8 captioned “Antitrust; United States” on page 19 of the Schedule 14D-9 is hereby amended and restated as follows:
     “Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent has filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. The Company has filed its Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer. At 11:59 p.m., New York City time, on Monday, July 23, 2007, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOMAG, INCORPORATED
Dated: July 24, 2007	/s/ Timothy D. Harris
Timothy D. Harris
Chief Executive Officer